                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of June, 2016, the percentage of shares of the Exceed Defined Shield Index Fund (the "Fund") outstanding Shares registered to TD Ameritrade Inc fell to 23.5% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.